Exhibit 99.3

The following table sets forth Deutsche Bank AG’s ratio of earnings to fixed charges for the periods:

	Three months Ended Sep 30, 2016	Nine months Ended Sep 30, 2016	Year Ended Dec 31, 2015		Year Ended Dec 31, 2014	Year Ended Dec 31, 2013	Year Ended Dec 31, 2012	Year Ended Dec 31, 2011
in € millions, except ratios
Earnings:
1. Income (loss) before income tax expense	619	1,606	(6,097)		3,116	1,456	814	5,390
2. Add: Fixed charges excluding capitalized interest (Line 10)	2,905	8,183	10,368		11,001	11,045	15,901	17,207
3. Less: Net income (loss) from equity method investments	75	427	164		619	369	163	(264)

4. Earnings including interest on deposits	3,449	9,362	4,107		13,498	12,132	16,552	22,860
5. Less: Interest on deposits	777	1,990	2,764		3,210	3,360	4,946	5,958

6. Earnings excluding interest on deposits	2,672	7,372	1,342		10,288	8,773	11,606	16,902

Fixed Charges:
7. Interest Expense	2,834	7,971	10,086		10,729	10,768	15,619	16,921
8. Estimated interest component of net rental expense	71	212	283		272	277	283	286
9. Amortization of debt issuance expense	0	0	0		0	0	0	0

10. Total fixed charges including interest on deposits and excluding capitalized interest	2,905	8,183	10,368		11,001	11,045	15,901	17,207
11. Add: Capitalized interest		0	0		0	0	0	0

12. Total fixed charges	2,905	8,183	10,368		11,001	11,045	15,901	17,207
13. Less: Interest on deposits (Line 5)	777	1,990	2,764		3,210	3,360	4,946	5,958
14. Fixed charges excluding interest on deposits	2,128	6,193	7,604		7,791	7,685	10,954	11,249
15. Total fixed charges (Line 12)	2,905	8,183	10,368		11,001	11,045	15,901	17,207
16. Add : Preference Securities Dividends (1)	0	333	269		0	0	0	0
17. Total fixed charges plus preference securities dividends	2,905	8,516	10,637		11,001	11,045	15,901	17,207
18. Less: Interest on deposits (Line 5)	777	1,990	2,764		3,210	3,360	4,946	5,958

19. Fixed charges excluding interest on deposits plus preference securities dividends	2,128	6,526	7,873		7,791	7,685	10,954	11,249

Ratios of Earnings to Fixed Charges
Including interest on deposits (Line 4/Line 12)	1.19	1.14	0.40	(2)	1.23	1.10	1.04	1.33

Excluding interest on deposits (Line 6/Line 14)	1.26	1.19	0.17	(3)	1.32	1.14	1.06	1.50

Combined Ratios of Earnings to Fixed Charges plus Preference Securities Dividends
Including interest on deposits (Line 4/Line 17)	1.19	1.10	0.39	(4)	N/A	N/A	N/A	N/A

Excluding interest on deposits (Line 6/Line 19)	1.26	1.13	0.17	(5)	N/A	N/A	N/A	N/A

(1) Preference securities dividends include coupon payments (gross of tax credits) on the Additional Tier 1 notes issued in 2014 and accounted for as Additional Equity components. Coupon payments are, however discretionary and subject to certain restrictions and are paid on April 30 for the preceding interest paying period.’

(2) The amount of the deficiency is 6,261.

(3) The amount of the deficiency is 6,262.

(4) The amount of the deficiency is 6,530.

(5) The amount of the deficiency is 6,531.

Comparatives for 2012 have been adjusted to reflect changes according to IFRS 10, IFRS 11, IAS 19, IAS 27 and IAS 28, which had to be applied retrospectively.

Comparatives for Interest expense and for Interest on deposits have been restated for 2012 and 2011.

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before income tax expense,

less net income (loss) from equity method investments plus fixed charges. Fixed charges for these purposes consist of interest expense and a portion of rentals, reflecting one-third of net rental expense, deemed representative of the interest component of the rental expense. These ratios are presented both including and excluding interest on deposits.